[Letterhead of Sutherland Asbill & Brennan LLP]

March 9, 2012

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Senior Capital Ltd.
Preliminary Proxy Materials on Schedule 14A filed February 27, 2012
File No. 814-00849

Dear Mr. Di Stefano:

On behalf of Solar Senior Capital Ltd. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-00849), filed with the Commission on February 27, 2012 (the “Proxy Materials”). The Staff’s comment is set forth below and is followed by the Company’s response. In addition, accompanying this correspondence are proposed revisions to the disclosure contained in the Proxy Materials reflecting the Staff’s comments.

1.	Please revise your disclosure set forth in last sentence of the third paragraph under Proposal II (i.e., the proposal to permit the Company to sell shares of its common stock below net asset value per share) to clarify that stockholder approval is required to sell shares of the Company’s common stock below net asset value per share.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Vincent J. Di Stefano, Esq.

March 9, 2012

2.	Please revise your disclosure set forth under the heading “Key Stockholder Considerations – Other Considerations” in Proposal II (i.e., the proposal to permit the Company to sell shares of its common stock below net asset value per share) to clarify what consideration the Company’s Board of Directors gave to the bullet-point factors listed under such heading.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Nicholas Radesca / Solar Senior Capital Ltd.
John Mahon / Sutherland Asbill & Brennan LLP